Brenmiller Energy Ltd.

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

May 17, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Brenmiller Energy Ltd. (CIK 0001901215)

Registration Statement on Form F-1

File No. 333-264398

Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, or the Securities Act, Brenmiller Energy Ltd., or the Registrant, hereby requests that the effective date of the above-referenced registration statement, or the Registration Statement, be accelerated so that it will be declared effective at 12:00 p.m., Eastern Time, on May 19, 2022, or as soon as practicable thereafter.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Oded Har-Even, Esq. at (212) 660-5002 or Eric Victorson, Esq. at (212) 660-3092 of Sullivan & Worcester LLP and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

Very truly yours,

Brenmiller Energy Ltd.

By:	/s/ Avraham Brenmiller
	Name:	Avraham Brenmiller
	Title:	Chief Executive Officer